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Matthew K Kerfoot matthew.kerfoot@dechert.com +1 212 641 5694 Direct +1 212 698 3599 Fax

October 29, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Ms. Sarah von Althann

Re:	Frontier Funds

Post-Effective Amendment to Form S-1

Filed August 23, 2018

File No. 333-210313

Dear Ms. Von Althann:

This letter responds to comments of the U.S. Securities and Exchange Commission (the “SEC”) staff on Post-Effective Amendment No. 3 (the “PEA”) to Frontier Funds’ registration statement on Form S-1 (the “Registration Statement”) under the Securities Act of 1933, as amended, filed with the SEC on August 23, 2018. The PEA contains information about the three series (each a “Fund” and collectively, the “Funds”) of Frontier Funds (the “Trust” and together with the Funds, each a “Registrant” and collectively, the “Registrants”). The SEC staff’s comments were provided by you to me and Leonard Kim telephonically on September 17, 2018.

Throughout this letter, capitalized terms have the same meaning as in the PEA, unless otherwise noted. Summaries of the SEC staff’s comments, followed by the related responses of the Registrants, are set forth below:

General:

1.	Comment: Please update the allocation, past performance and net asset value disclosures to be as of the end of the second fiscal quarter, or advise why it is appropriate for such information to be given as of the end of the last fiscal year.

Response: The Registrants have updated the allocation, past performance and net asset value disclosures to be as of June 30, 2018.

2.	Comment: Please update to incorporate the Registrants’ latest quarterly report on Form 10-Q filed pursuant to Section 13(a) or Section 15(d) of the Exchange Act. Please also revise to incorporate by reference all other reports, if any, filed pursuant to Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed pursuant to Section 14 of the Exchange Act since the end of the fiscal quarter covered by such 10-Q.

Response: The Registrants have revised the disclosure consistent with this comment.

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Should you have any questions or comments, please contact the undersigned at 212.641.5694.

Sincerely,

/s/ Matthew K. Kerfoot

Matthew K. Kerfoot